July 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anuja A. Majmudar

Re:	International Media Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 25, 2021
File No. 333-255106

Dear Ms. Majmudar:

International Media Acquisition Corp. (the “Company,” “we,” “us” or “our”) hereby transmits our response to the comment letter dated July 12, 2021 (the “Comment Letter”) received by us from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1, File No. 333-255106 (the “Registration Statement”), previously filed with the Commission on June 25, 2021.

In response to the Comment Letter and to update certain information in the Registration Statement, Amendment No. 2 to the Registration Statement (the “Amendment No. 2”) is being filed with the Commission via EDGAR concurrently with the submission of this letter.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1

Exhibit 4.4, page 6

1.	We note that your Rights Agreement filed as Exhibit 4.4 identifies the courts of the State of New York or the United States District Court for the Southern District of New York as the exclusive forums for the validity, interpretation and performance of the Agreement. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the Rights Agreement states this clearly. In addition, please provide a risk factor that addresses this provision.

Response:         Exhibit 4.4 has been revised to indicate that the choice-of-forum provision applies to actions arising under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum. The disclosure on pages 98 and 100 and the risk factor on page 45 of the Amendment No. 2 have been revised in accordance with the Staff’s comments.

We thank the Staff in advance for its review of the foregoing and the Registration Statement. If you have further comments, we ask that you forward them by electronic mail to our counsel, Giovanni Caruso, Esq., at gcaruso@loeb.com or by telephone at (212) 407-4866.

Very truly yours,

/s/ Shibasish Sarkar
Shibasish Sarkar
Chief Executive Officer